SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[September 30, 2004]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_________________

SIGNATURES
METSO TO SUPPLY WOOD HANDLING PLANT TO CMPC CELULOSA S.A. IN CHILE

SIGNATURES

Date September 30, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO TO SUPPLY WOOD HANDLING PLANT TO CMPC CELULOSA S.A. IN CHILE

(Helsinki, Finland, September 30, 2004) – Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area Metso Paper will supply a major wood handling plant to CMPC Celulosa S.A. for the company’s Santa Fé mill expansion project in Chile. The wood handling plant will be started up in autumn 2006 when the mill expansion is completed. The value of the order is approximately EUR 32 million.

Metso Paper’s delivery includes three chipping lines — two for debarked and one for undebarked wood. Systems for chip storage and screening, as well as bark handling with storage, are also included in the delivery.

The mill uses 3.8 million solid cubic meters of eucalyptus per year as its raw material. 70 per cent of the wood used at the mill is forest debarked wood and the rest is undebarked.

CMPC Celulosa S.A.’s Santa Fé mill is located near Nacimiento, about 500 km south of Santiago. The design capacity of the new mill is 780,000 tonnes of bleached eucalyptus market pulp (BEK).

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. It has approximately 26,000 employees in 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Antti Tohkala, Senior Vice President, Woodhandling, Metso Paper, Fiber Business Line, tel. +358 204 82 9700, +358 400 722 711

Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.